REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA



DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

24 January 2005

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109

File 82-3

Latest News

21 January 2005

Board appointment

At a meeting of the Board earlier today **Bill Barker** was appointed an Executive Director of Rexam PLC with immediate effect.

Bill was appointed to the position of Group Director Beverage Cans in December 2004, succeeding Lars Emilson following the latter's appointment as Chief Executive in October 2004. Bill had previously been Sector Director Beverage Can Americas.

He joined Rexam in 2001 from the Chicago-based Commercial Solutions Group of Textron Fastening Systems where he was President. Prior to that, he was President of OEA Automotive Safety Products, headquartered in Denver, Colorado. Bill has gained substantial leadership experience during his career in manufacturing which has included lengthy spells living and working in both Europe and Asia.

Commenting on the appointment Rolf Börjesson, Chairman of Rexam, said: "The Board is delighted with the appointment of Bill. He has demonstrated outstanding leadership qualities running the US beverage can operations, ensuring that they are truly world class, and has also done excellent work integrating our new South American beverage can business. His operational experience and proven business insight will be an asset to the Board. We look forward to working with him as we take Rexam forward into the next stages of its development."

Rexam confirms that there are no details that are required to be disclosed in connection with Bill Barker under paragraph 16.4 of the Listing Rules of the Financial Services Authority.

A photo of Bill Barker can be downloaded from the Media Centre on this website.

Enquiries
Andrew Mills, Group Communications Director 020 7227 4100

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 22 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

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File 82-3

Latest News

20 January 2005

Environmental and Social report update

Rexam, the global consumer packaging company and the world's leading beverage can maker has published an updated Environmental and Social report.

This update follows on from the 1st report published in September 2003, which set out the Group's commitment to protecting the environment and minimising the environmental impact of our operations and products. The report also described the steps taken in identifying the environmental and social issues relevant to the business, and the strategy in place to manage corporate responsibility effectively within Rexam.

"Leadership of our industry brings with it many responsibilities towards the environment and the communities in which we operate," says Lars Emilson, Rexam's Chief Executive. "The actions and plans that we have documented in these reports show that we are committed to continually improving our corporate responsibility performance, to minimising the environmental effect of our operations and to conducting business in an ethical manner."

The new report is available here.

Enquiries

Andrew Mills, Group Communications Director 020 7227 4100

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 22 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

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